October 14, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Zayo Group Holdings, Inc. (the “Company”)

Registration Statement on Form S-1 (File No. 333-197215)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed public offering of up to 33,235,000 shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:00 p.m. (ED/ST) on October 16, 2014, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated October 10, 2014, through the date hereof:

Preliminary Prospectus dated October 10, 2014:

6,775 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

MORGAN STANLEY & CO. LLC
BARCLAYS CAPITAL INC.
GOLDMAN, SACHS & CO.

As behalf of themselves and as Representatives of the several Underwriters

By:	MORGAN STANLEY & CO. LLC

By:	/s/ John Tyree
Name:	John Tyree
Title:	Managing Director

By:	BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name:	Victoria Hale
Title:	Vice President

By:	GOLDMAN, SACHS & CO.

By:	/s/ Matt Leavitt
Name:	Matt Leavitt
Title:	Managing Director

Signature Page to Acceleration Request Letter: Zayo Group Holdings, Inc.